SEC FILE NUMBER
000-52420

CUSIP NUMBER
N/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Siouxland Ethanol, L.L.C.

Full Name of Registrant
N/A

Former Name if Applicable
1501 Knox Boulevard

Address of Principal Executive Office (Street and Number)
Jackson, NE 68743

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Siouxland Ethanol, L.L.C. (the “Company”) has determined that additional time is required to finalize its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, and the financial statements included therein (the “Form 10-Q”). Despite diligent efforts, work necessary to complete the Form 10-Q could not be finished in sufficient time to permit the filing on the due date of Friday, May 15, 2009, without unreasonable effort and expense, due largely to the time needed to complete negotiations with the Company’s principal lender regarding the waiver of certain loan covenants with which the Company did not comply at March 31, 2009 and the amendment of its principal loan agreement to revise certain covenants with which the Company anticipated it would not be able to comply during the remainder of its fiscal year ending September 30, 2009.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Rolfes	402	632-2676
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting gross revenues of approximately $20.5 million and a net loss of $900,000 for the quarter ended March 31, 2009 as compared to revenues of $32.6 million and net income $9.6 million reported for the quarter ended March 31, 2008. For the six-months ended March 31, 2009, the Company anticipates reporting gross revenues of approximately $45.0 million and a net loss of $10.5 million as compared to revenues of $59.6 million and net income $15.9 million reported for the six months ended March 31, 2008.
The losses for the three- and six-month periods ended March 31, 2009 are due to the continuing negative effects on the Company’s revenues and costs of goods sold resulting from the significant fluctuations in the market prices for ethanol, corn and natural gas that occurred during second half of calendar year 2008 into the first quarter of calendar year 2009, as more fully discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Quarterly Report on Form 10-Q for the quarter ended December 31, 2008.

Siouxland Ethanol, L.L.C.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 18, 2009	By:	/s/ Charles Hofland

Charles Hofland, President and Chief
Executive Officer